Filed by Natura&Co Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Avon Products, Inc.

Commission File No.: 1-4881

Commission File No. for Registration Statement on Form F-4

filed by Natura&Co Holding S.A.: 333-233910

The following is a press release issued by Natura Cosméticos S.A. on October 2, 2019:

Natura Cosméticos S.A. Announces Expiration and Receipt of Requisite Consents with respect to the Consent Solicitation for the Avon Products, Inc. 6.950% Notes due 2043

São Paulo, Brazil, October 1, 2019 — Natura Cosméticos S.A. (“Natura” or the “Company”) announced today the expiration of its previously announced solicitation (the “Consent Solicitation”) of consents on behalf of Avon Products, Inc. (“Avon” or the “Issuer”) and receipt of requisite consents from holders (the “Holders”) necessary to effect the amendments (the “Amendments”) to the indenture governing Avon’s outstanding 6.950% Notes due 2043 (the “Notes”), as described in the Consent Solicitation Statement, dated September 25, 2019 (the “Consent Solicitation Statement”). In connection with the Consent Solicitation, the Issuer and the trustee will enter into a supplemental indenture (the “Supplemental Indenture”) to the indenture governing the Notes to effect the Amendments.

The Consent Solicitation expired at 5:00 p.m. New York City time, on October 1, 2019 (the “Expiration Date”). The Company received the requisite consents from Holders, and such consents had not been validly revoked prior to the Revocation Date (as defined in the Consent Solicitation Statement). The Company will pay the consent fee payable to Holders who delivered valid and unrevoked consents to the Amendments on or prior to the Expiration Date in an amount equal to U.S.$12.50 per U.S.$1,000 aggregate principal amount of the Notes (the “Consent Fee”) to The Depository Trust Company for the benefit of the applicable Holders as of 5:00 p.m. New York City time, on September 24, 2019 (the “Record Date”), subject to the terms and conditions set forth in the Consent Solicitation Statement. The Company expects to pay, or cause to be paid, the Consent Fee on October 3, 2019 (the “Settlement Date”). No accrued interest will be paid in respect of the Consent Fee.

The Supplemental Indenture and the related Amendments will become effective immediately upon execution of the Supplemental Indenture and will be operative upon the Settlement Date. All Holders are bound by the terms of the Supplemental Indenture, including those that did not give their consent. However, Holders who did not deliver consents on or prior to the Expiration Date (or who delivered consents but validly revoked them prior to the Revocation Date) will not receive the Consent Fee.

Banco Bradesco BBI S.A. (“Bradesco BBI”), Citigroup Global Markets Inc. (“Citi”) and Itau BBA USA Securities, Inc. (“Itau BBA”) are acting as the Solicitation Agents for the Consent Solicitation. D.F. King & Co., Inc. is acting as the Information and Tabulation Agent for the Consent Solicitation. Questions or requests for assistance related to the Consent Solicitation or for additional copies of the Consent Solicitation Statement may be directed to Bradesco BBI at +1 (646) 432-6643 (collect), Citi at +1 (212) 723-6106 (banks and brokers) and +1 (800) 558-3745 (all others, toll free), Itau BBA at +1 (888) 770-4828 (toll free) and +1 (212) 710-6749 (collect), or to D.F. King & Co., Inc. at +1 (212) 269-5550 (banks and brokers), +1 (800) 467-0821 (all others, toll free) or email at avon@dfking.com. The Consent Solicitation Statement is available at: www.dfking.com/avon. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation. Holders are urged to review the Consent Solicitation Statement for the detailed terms of the Consent Solicitation and the procedures for consenting to the Amendments.

About the Company and the Issuer

Natura is Brazil’s largest multinational cosmetics, hygiene and beauty company in terms of market share, as of December 2018, according to Euromonitor International, with operations in Asia, Europe, North America, Oceania, and South America, operating under the Natura, The Body Shop and Aesop brands. To learn more, please visit the Company’s website at https://natu.infoinvest.com.br/en.

For 130 years Avon has stood for women: providing innovative, quality beauty products which are primarily sold to women, through women. Millions of independent Representatives across the world sell iconic Avon brands such as Avon Color and ANEW through their social networks, building their own beauty businesses on a full- or part-time basis. Avon supports women’s empowerment, entrepreneurship and well-being and has donated over $1 billion to women’s causes through Avon and the Avon Foundation. To learn more, please visit the Issuer’s website at investor.avonworldwide.com.

Forward-Looking Statements

Disclosures in this press release contain forward-looking statements. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding the consummation of the Transaction (as defined in the Consent Solicitation Statement), the Consent Solicitation, including the timing thereof, the Amendments and the execution of the Supplemental Indenture. These statements are based on certain assumptions made by the Company and the Issuer based on their management’s respective experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company and the Issuer, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks set forth in reports filed by the Company with the Brazilian Securities Commission (Comissão de Valores Mobiliários) and by the Issuer with the U.S. Securities and Exchange Commission. Any forward-looking statement applies only as of the date on which such statement is made and neither the Company nor the Issuer intends to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Natura Cosméticos S.A.

Media Inquiries:

Marcelo Behar, Corporate Affairs Officer Natura &Co

natura@brunswickgroup.com

Investor Relations:

Viviane Behar de Castro, Investor Relations Director, Natura &Co

RI@natura.net

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura &Co Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and the joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K; and (m) those risks described in the joint proxy statement/prospectus available from the sources indicated above.